Mail Stop 6010

June 16, 2006

George Aronson
Chief Financial Officer
Interpharm Holdings, Inc.
75 Adams Avenue
Hauppauge, New York 11788

> **Re:** **Interpharm Holdings, Inc.**
> **Schedule 14C**
> **Filed June 9, 2006**
> **File No. 1-15981**

Dear Mr. Aronson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for the Charter Amendment to Increase the Authorized Shares of Common Stock

1. In the first paragraph of this section, you list three reasons for which you are authorizing additional shares of common stock. We note you do not include in this list the need to have sufficient shares available for the conversion of the Series A and B Preferred Stock. Please add this item to the list in the first paragraph, or explain to us why such disclosure is not necessary.

2.   We note you are authorizing additional shares of common stock, in part, "for other corporate purposes of the Company, including to have authorized shares of Common Stock available to meet future commitments or financing." Please disclose any such "other corporate purposes" that you are currently planning, as well as the approximate number of shares you anticipate using for those purposes. If you do not currently have any plans to issue the additional shares besides the plans already described in your document, please disclose that fact.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director